POWER OF ATTORNEY

I hereby appoint Michael Daly, Wm. Gordon Prescott, Lawrence Spaccasi, Marc Levy, Megan McKinney and Jeffrey Cass to act as my true and lawful attorney-in-fact with authority to execute on my behalf any Form ID, 3, 4 or 5 or any amendment thereto required to be filed by the undersigned under Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with the appropriate regulatory authorities and to do all things incident and necessary to that end, until such time as I notify Messrs. Daly, Prescott, Spaccasi, Levy or Cass or Ms. McKinney in writing that their authority to act on my behalf in this manner has been withdrawn.

I have signed this power of attorney on April 15, 2015.

By	/s/ Thomas R. Burton
Thomas Burton

In presence of	/s/ Kathy Petris

at	Springfield, MA
City State